Exhibit 99.1

News Release

PNI Digital Media to Hold Q2 2014 Conference Call on May 14

VANCOUVER, BC – May 7th, 2014 - PNI Digital Media (TSX: PN)(OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in online, mobile and in-store digital media solutions for retailers, will hold a conference call to discuss results for the fiscal second quarter ended March  31st, 2014. Financial results will be issued in a press release after the close of market the same day. The Company’s financial statements and MD&A will also be available on its website at www.pnimedia.com.

Kyle Hall, Chief Executive Officer of PNI Digital Media, and Cameron Lawrence, Chief Financial Officer, will host the call followed by a question and answer period.

Date: Time: Dial-In Number: International: Conference ID#: Web link:	Wednesday May 14th, 2014 4:30 pm ET (1:30 pm PT) (888) 241-0394 (647) 427-3413 3696 0666 www.pnimedia.com/webcast

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available on the company’s website for 45 days following the live event.

About PNI Digital Media - PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Investor Relations:
TMX Equicom
James Binckly
(416) 815-0700 x228
jbinckly@tmxequicom.com

PNI Digital Media Inc.
Cameron Lawrence
(604) 893-8955 x229
ir@pnimedia.com
www.pnimedia.com

For Media Relations:
TMX Equicom
Crystal Quast
(416) 815-0700 x266
CQuast@tmxequicom.com

News Release

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.